DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com

Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

October 11, 2024

VIA EDGAR
==========
David L. Orlic
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Booster Income Opportunities Fund; File Nos. 333-279809 and 811-23966

Dear Mr. Orlic,

On May 30, 2024, Booster Income Opportunities Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On July 1, 2024, you provided written comments regarding the Registration Statement. On Augst 20, 2024, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment”). On October 1, 2024, you provided oral comments regarding the Amendment. Please find below your comments to the Amendment and the Registrant’s responses, which the Registrant has authorized us to make on behalf of the Registrant.

General

1.	Please identify the owner of the sub-adviser up through and including any control persons of the ultimate parent.

The Sub-Adviser is wholly-owned by Brookstone Capital Management LLC, which is majority-owned by AL BCM, LLC. AL BCM, LLC is wholly-owned by AL Marketing, LLC. AL Marketing, LLC is wholly-owned by Amerilife Group, LLC. Amerilife Group, LLC is wholly-owned by Amerilife Midco, LLC. Amerilife Midco, LLC is wholly-owned by Amerilife Holdings, LLC. Amerilife Holdings, LLC is wholly-owned by Accelerate Buyer, LLC. Accelerate Buyer, LLC is wholly-owned by Accelerate Intermediate Holdings 1 LLC. Accelerate Intermediate Holdings 1 LLC is wholly-owned by Accelerate Intermediate Holdings 2 LLC. Accelerate Intermediate Holdings 2 LLC is wholly-owned by Accelerate Topco Holdings LLC. Accelerate Topco Holdings LLC is controlled by Genstar Capital Partners X, LP. Genstar Capital Partners X, LP is owned by its shareholders, none of whom have a controlling interest in Genstar Capital Partners X, LP.

2.	Please advise whether the Fund expects a significant portion of its assets (e.g., 25%) to be exposed to a single counterparty or issuer. If so, identify the counterparties in the prospectus and file the form of note or similar document with those counterparties as material contract exhibits.

The Adviser has confirmed to the Registrant that, under normal circumstances, the Fund expects to be invested in structured notes with several different issuers with no one issuer representing more than 25% of the Fund’s assets.

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle